February 3, 2005



Mail Stop 0306

Mr. Hideki Ishida
Managing Executive Officer
Kyocera Corporation
6, Takeda, Tobadono-cho, Fushimi-ku
Kyoto, Japan 612-8501


Re:
	Annual Report on Form 20-F
      Filed September 21, 2004
	File No. 001-07952

Dear Mr. Ishida:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ended March 31, 2004

Item 5. Operating and Financial Review and Prospects

Results of Operations - Pages 33 to 44

1. We note in your 6-K filed on October 28, 2004 that you began the
implementation of structural reforms in the first half of 2005 in order to reorganize your optical instruments business, which led to recording approximately 1.9 billion yen in operating expenses in the
six months ended September 30, 2004 (increasing to approximately
7.6
billion yen for the full year 2005). In future filings, if such a plan has been implemented and the amount is material, please revise your analysis of results of operations to include a discussion of the structural reforms.

Item 15. Controls and Procedures - Page 93

2. We note your disclosure that "Except as noted above, no change in internal control over financial reporting (as defined in Rules 13a-
15(f) under the Securities Exchange Act of 1934) occurred during year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, Kyocera`s internal control over financial reporting." In future filings, if correct, please revise to state clearly that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Notes to The Consolidated Financial Statements

Note 1. Accounting Policies

General

3. Consider revising future filings to include an accounting policy for the basis of accounting for trade receivables and lease financings. Refer to paragraphs 13(a)(1) and 13(a)(4) of SOP 01-
6.

Revenue Recognition - Page F-7

4. Your accounting policy for revenue recognition should be specific to the company and not just provide general revenue recognition rules. The policy should include material assumptions and estimates, material changes, reasonably likely uncertainties and significant quantitative information about revenues. We note that you sell your products to distributors, wholesalers, manufacturers and end users and that you record revenue from the sale of products, provision of services, lease of equipment and rental of real estate. You should disclose, if applicable, revenues from such activities (and cost of such revenues) on the face of the income statement. Please refer to
Items 5-02(b)(1)&(b)(2) of Regulation S-X. We note that revenues from three of your segments are principally recognized upon delivery to customers. You should indicate whether your shipping terms are customarily FOB shipping point or FOB destination. Do you only record revenue upon transfer of title, or are there situations where this is not the case? Please explain. Why do you use the term "generally"? Disclose contingencies such as rights of return, conditions of acceptance, warranties, price protection, etc. and describe how you account for them. Please provide this information supplementally and in future filings.
5. We note the objects of Kyocera Corporation as set forth on page
77. Your current revenue recognition policy does not address accounting for revenues from the objects listed in 16 - 22. Please tell us whether or not you are involved in these businesses and, if so, please quantify the revenues from each object for fiscal 2004.

Cash and cash equivalents - Page F-7

6. Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. See paragraph 8 of SFAS
95. Please tell us why it is appropriate under SFAS 95 to classify short-term commercial notes as a cash equivalent.

Earnings and Cash Dividends per Share - Page F-10

7. Dividends declared on stock that is accounted for as equity should generally be reflected as a liability when declared. We note that you reflect the dividends when paid. Please tell us why and cite the accounting literature upon which you relied. We also note that the reported amount of cash dividends paid in the consolidated statements of cash flows does not agree to the amounts in the consolidated statements of stockholders` equity. Please tell us why.

Note 3. Business Combinations - Page F-12

8. Please tell us and disclose in future filings the significant factors that contributed towards a purchase price less than the fair value of the net assets of 12,157 million yen for Kinseki and
3,329
million yen for Kyocera. Please explain to us how you determined the estimated fair values of each significant asset or liability acquired. Please show us and revise future filings to include the disclosures required by paragraphs 51(e) and 52 of SFAS 141. We note that the estimated fair value of the net assets acquired for each company equals the total book value of the net assets of each company and that you only acquired 71.91% of Kineski. Please tell us if you entered into any other agreements with these companies or their shareholders in conjunction with the acquisitions.
9. We note your disclosure that the results of operations for KCC before your investment included in the pro forma amounts reflect balances calculated in accordance with Japanese GAAP. It does not appear appropriate to combine U.S. GAAP financial statements with Japanese GAAP financial statements to prepare the pro forma data required by SFAS 141. Please revise in future filings, or tell us why the current presentation is appropriate.

Note 5. Finance Receivables - Page F-16

10. We note that you have other finance receivables of 84,254 million yen as of March 31, 2004, net of an allowance for doubtful accounts of 35,937 million yen, or 19% of the gross amount of those receivables. Footnote (b) to the table on page F-16 states that other finance receivables consist primarily of installment loans to affiliates and other parties. Please respond to the following comments:
* Please tell us and quantify the significant components of your other finance receivables.
* Please tell us the nature and amount of installment loans to affiliates. Explain the nature of the affiliate relationship. Tell us why you have not separately disclosed these related party loans.
* Please tell us the nature of the allowance for doubtful accounts.
That is, we note the amount of the provision charged to income in each of the last three years was relatively small compared to the balance in the allowance account.
* Please tell us the nature of the charge-off of 13,763 million yen in fiscal 2004.


Note 11. Stock Options Plans - Page F-25

11. Revise future filings to clarify the general terms of awards under your domestic stock option plan in accordance with paragraph 46 of SFAS 123. It is not clear in the current presentation when the awards granted in 2004 vest, become exercisable and expire.
12. It appears that you may have canceled options in fiscal 2004 and re-issued options at a lower exercise price. We note that you granted
1,068,900 options in 2004 and cancelled 1,366,900 options. Please explain and tell us how you accounted for the issuances and why.

Note 16. Income Taxes - Page F-31

13. In regard to your undistributed earnings of your subsidiaries
and
affiliates, please revise future filings to include the
disclosures
required by paragraph 44 of
SFAS 109.
14. We note that if the earnings of foreign subsidiaries and affiliates are remitted, it would result in nominal tax by utilization of available foreign tax credits. Please tell us and describe in future filings the nature and amount of your available foreign tax credits.
15. We note your claim that 60% of your net operating loss
carryforwards will not expire.   Please tell us and disclose in
future filings the nature of these NOL carryforwards and why you believe they have an infinite life.

Note 18. Segment Reporting - Page F-33

16. Please tell us the nature of the organization of the reports reviewed by your CODM under SFAS 131 and explain how you determined your reportable segments.


* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202)
942-
2813.

							Sincerely,


							Kate Tillan
							Reviewing Accountant


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Mr. Hideki Ishida
Kyocera Corporation
February 3, 2005
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